Mail Stop 7010

								December 12, 2005

Joel H. Rassman
Executive Vice President
Toll Brothers Finance Corp.
250 Gibraltar Road
Horsham, PA 19044

	Re:	Toll Brothers Finance Corp.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed November 17, 2005
      File No. 333-128683
Form 10-K for Fiscal Year Ended October 31, 2004
Filed January 13, 2005
      	File No. 1-9186

Dear Mr. Rassman:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We note your response to comments 3 and 9 of our letter dated
October 28, 2005. Please confirm that your aggregate amount of debt outstanding has not changed materially since July 31, 2005.


Guarantor Financial Information

2. We have reviewed your response to prior comment 4. Please note that your current disclosure of 5.15% Senior Notes due 2015 in your
Form 10-Q for the quarter ended July 31, 2005 does not satisfy the requirements of Rule 3-10 of Regulation S-X because these disclosures are required to be in an audited footnote. Therefore, as previously requested, please provide revised audited financial statements such that the issuance of the 5.15% Senior Notes due 2015 is addressed and the information required by Rule 3-10 of Regulation S-X (e.g. confirm, if true, that the subsidiaries who guarantee the 5.15% Senior Notes due 2015 are 100% owned and that their guarantees are full and unconditional, joint and several) is presented in an audited footnote.

3. Your response to prior comment 5 confirms that all of your guarantor subsidiaries have been included in your financial statements as of October 31, 2004, except certain of the guarantor subsidiaries that were formed subsequent to October 31, 2004. You also have confirmed that separate financial statements for these subsidiaries are not required as the aggregate net book value of these subsidiary guarantors is less than 20% of the principal amount of the securities that you are registering. We have the following additional comments in this regard.

* Please confirm that all of your guarantor subsidiaries that have been included in your financial statements as of October 31, 2004 have been included in those audited financial statements for at least nine months. If any guarantor subsidiary has not been included in the audited financial statements for at least nine months, address the need to provide separate financial statements of such guarantor subsidiaries as required by Rule 3-10(g) of Regulation S-X.
* As required by Rule 3-10(g)(ii) of Regulation S-X, you must also confirm that the aggregate purchase price of any guarantor subsidiary who has not been included in your audited financial statements for at least nine months is less than 20% of the securities being registered or you must provide their respective financial statements.

Documents Incorporated by Reference, page i

4. We note that you have not updated for any documents to be incorporated by reference since the date of your initial filing. Please revise to specifically incorporate by reference all required documents and filings made with the Commission under Sections 13(a),
13(c), 14 or 15(d) of the Securities Exchange Act of 1934. Please note that your use of the language "after the date of this prospectus" is inconsistent with our guidance set forth in our July 1997 Manual of
Publicly Available Telephone Interpretations, at H.69.

Available Information, page ii

5. Please update the address of the Commission`s public reference room. See Item 11(c) of Form S-4.

Recent Developments, page 2

6. We note that you recently cut your sales forecast for fiscal
2006,
citing delayed openings for new developments and weakened demand in several markets. If material, please discuss any trends that you are aware of in this section that may affect your credit rating.

Certain Conditions to the Exchange Offer, page 35

7. We note your response to prior comment 13. We continue to believe that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, if any, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Therefore, please delete the phrase "or the exchange of the exchange notes for such old notes" in the sentence that precedes the bullet points. In addition, please tell us when you anticipate that acceptance will take place. We may have further comments based on your response.

Form 10-K for the Fiscal Year Ended October 31, 2004

Critical Accounting Policies, page 16

8. We note your response to prior comment 18. Due to the subjectivity and judgment necessary in applying FIN 46 and its relevance to your business, we repeat our comment to provide a critical accounting policy that highlights the significant terms of these contracts, specifically addressing why certain contracts require that you recognize the land under such contracts and the related liability on your balance sheet. In addition, you should:

* Address whether your analysis requires you to make material assumptions and if so provide a discussion of each material assumption that you are required to make,
* Address whether there is any significant differences in the terms of your options versus agreements to purchase land, and
* Address whether, if you were required to recognize material amounts of land under these contracts and their related liability on your balance sheet, what impact this accounting would have with regard to your material debt covenants.

Capital Resources and Liquidity, page 23

9. We note your response to prior comment 22.  We do not agree with
your conclusion that your disclosure is consistent with GAAP.
Your
presentation of cash flows from operations before inventory growth is
a non-GAAP measure as defined by Item 10(e) of Regulation S-K   In
addition, it is still unclear to us how any discussion of cash flows
from operating activities before inventory additions is a
meaningful
measure of your liquidity, and therefore, we repeat our comment. Notwithstanding the fact that you have several years` supply of home sites such that you do not need to buy home sites immediately to replace the ones delivered, we note that (i) the home sites required the expenditure of cash in prior periods and (ii) you will
continue to
utilize cash to acquire home sites and incur inventory costs related
to your homebuilding operations. Please revise to delete such discussion or provide a comprehensive discussion of this non-GAAP measure, reconcile it to the most directly comparable GAAP financial measure, disclose the material limitations associated with use of this
non-GAAP measure as compared to the most directly comparable GAAP measure and the manner in which you compensate for these limitations when using the non-GAAP measure for your liquidity.  See question
13
of the SEC "Frequently Asked Questions Regarding the Use of Non-
GAAP
Financial Measures."

10. We note your response to prior comment 23 that your cash flow from investing and financing activities is readily apparent from the face of your financial statements and from your current disclosures. However, we note that MD&A should not be a recitation of financial statements, but rather a discussion and analysis of a company`s business as seen through the eyes of those who manage that business.
Therefore, we repeat our comment to expand your liquidity discussion to provide a comprehensive discussion of your cash flows from the three major categories of the statements of cash flows from period to period. Refer to Section IV. Liquidity and Capital Resources of Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" dated December 29, 2003.

Executive Compensation, page 26

11. We note your response to prior comment 27. Please tell us the section and page in the proxy statement where you describe the terms of the Mr. Rassman`s employment agreement, and the bonus and other compensation plans for the executive officers and directors. We note the compensation committee is responsible for administering the following plans: Toll Brothers, Inc. Cash Bonus Plan, the Toll Brothers, Inc. Executive Officer Cash Bonus Plan, the Toll Brothers,
Inc. Stock Award Deferral Plan, the Amended and Restated Stock
Option
Plan (1986), the Key Executives and Non-Employee Directors Stock Option Plan (1993), the Stock Option and Incentive Plan (1995), the
Stock Incentive Plan (1998), the Toll Brothers, Inc. Stock Award Deferral Plan and the Supplemental Executive Retirement Plan. In future filings, please consider organizing your disclosure under separate headings for each agreement and plan.

Certain Transactions, page 26

12. We note your response to prior comment 29. Please provide us your analysis of why these agreements are not material contracts required to be filed under Item 601(b)(10)(A) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-4

13. We note your response to comment 31. We do not believe that it is appropriate to restate your statement of cash flows and provide the appropriate APB 20 disclosures in future filings. In this regard, we note that the amount of distributions from unconsolidated is quantitatively material to your cash flows from operating activities.
Therefore, revise your historical financial statements to classify the distributions you received from your equity investees as inflows of cash from your operating activities and include the appropriate APB 20 disclosures.

Stockholders` Equity, Changes in Stockholders` Equity, page F-12

14. We note your roll-forward table in response to comment 34. Expand your Changes in Stockholders` Equity table in Note 6 to separately disclose proceeds from stock-based benefit plans and income tax benefit related to options to allow your readers to more readily understand the components of your equity in relation to the amounts in your cash flow statement.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Ryan
Rohn at (202) 551-3739, or in his absence, to Jeanne Baker at
(202)
551-3691. Direct questions on other disclosure to Brigitte
Lippmann at
(202) 551-3713 or Lesli Sheppard at (202) 551-3708. In this
regard,
please do not hesitate to contact the undersigned at (202) 551-
3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Mark K. Kessler, Esq.
	Wolf, Block, Schorr and Solis-Cohen LLP
	1650 Arch Street, 22nd Floor
	Philadelphia, PA 19103-2097

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Joel H. Rassman
Toll Brothers, Inc.
December 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE